IMC Announces Focus Medical's Successful Import of Medical Cannabis from Spain to Israel

  Focus Medical has successfully imported approximately 200kg of medical cannabis from Spain into Israel

  The medical cannabis was supplied by Linneo Health, the Company's strategic supply partner in Spain and an EU-GMP global supplier of medicinal cannabis

  Six suppliers now cultivating medical cannabis to Focus Medical for sale under the IMC brand in Israel

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; and Glil Yam, Israel - May 26, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical') has successfully received its first shipment of medical cannabis from Linneo Health ("Linneo"),  an EU-GMP global supplier of medical cannabis based in Spain. The strategic supply agreement between The Company and Linneo allows for the supply of medicinal cannabis products to both Europe and Israel. This first shipment of approximately 200kg of medical cannabis will be sold by Focus Medical under brands proprietary to IMC in Israel starting in June 2020.

Combined with Focus Medical's existing cultivation capacity, and the four previously announced supply agreements signed by Focus Medical in Israel, the imported cannabis will help fulfill the 33,075kg of IMC-branded medical cannabis to be distributed under binding sale agreements to Israeli pharmacies by Focus Medical over the next three years.

Oren Shuster, Chief Executive Officer of IMC commented, "Our vision is for IMC to become one of the world's leading medical cannabis brands and for this we require both strong domestic and international partners. These partners are critical to ensure consistent and high-quality supply of medical cannabis synonymous with the IMC brand. The successful import of medical cannabis by Focus Medical into Israel is a very significant milestone for IMC as it demonstrates that an international supply chain can be developed to satisfy growing demand for IMC-branded medical cannabis in Israel. This announcement is also indicative of further execution on our domestic strategy along side our international growth strategy. We firmly believe that we have the recipe for success and that shareholders will be rewarded through long-term value creation."

Details of Sales and Supply Agreements

IMC has previously announced that Focus Medical has signed six binding sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50% over the next three years. A total of 33,075kg of medical cannabis is expected to be delivered by Focus Medical to Israeli pharmacies between Q2 2020 and 2023, of which 3,000kg of the medical cannabis is expected to reach pharmacies in 2020.

The supply of medical cannabis to fulfill these pharmacy sales agreements is now fully contracted. Focus Medical has signed and announced supply agreements with Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation to augment Focus Medical's own cultivation capacity and international supply from Linneo.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Linneo Health S.L.

Linneo Health, based in Spain, is an EU-GMP certified global supplier of medicinal cannabis for the pharmaceutical industry, with significant production capacities for flower, extracted products and APIs. Vertically integrated from seed to sale, and backed up by its 50 years of experience on both the agricultural and industrial production, Linneo Health brings to the market - through its partners - top quality cannabis products ensuring access to the product for the patients who need it. Its production capacity, together with its focus on quality and innovation, make Linneo Health the partner of choice for the medical cannabis industry.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to previously announced sales agreements of Focus Medical, the expected amount of medical cannabis to be delivered by Focus Medical under its previously announced sales agreements, timing on the sale and distribution of IMC-branded medical cannabis products to Israeli pharmacies under the sales agreements, the ability of Focus Medical to meet its sales commitments and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca